EXHIBIT 12.1
GENERAL MOTORS FINANCIAL COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Year Ended December 31, 2013(b)	Year Ended December 31, 2012(b)	Year Ended December 31, 2011(b)
COMPUTATION OF EARNINGS:
Income (loss) before income taxes	$883	$744	$622
Fixed charges	738	319	275
	$1,621	$1,063	$897
COMPUTATION OF FIXED CHARGES:
Fixed charges: (a)
Interest expense	$717	$315	$271
Implicit interest in rent	7	4	4
	$724	$319	$275

RATIO OF EARNINGS TO FIXED CHARGES	2.2X	3.3X	3.3X
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(a)
For purposes of such computation, the term "fixed charges" represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.

(b)	For 2013, 2012 and 2011 interest expense excludes $(4) million, $32 million and $67 million of purchase accounting adjustments.